2003-04

SASKATCHEWAN

1st Quarter Financial Report

Financial
OVERVIEW

To the end of the first quarter of 2003-04, the General Revenue Fund (GRF) balance before Fiscal Stabilization Fund (FSF) transfer is forecast to be down $49.2 million from Budget. The FSF transfer is up $49.2 million, yielding a balanced budget.

Total revenue is forecast to be $6,200.8 million, down $27.2 million from Budget.

Revenue Reconciliation (in millions of dollars)
Budget Estimate	6,228.0

Oil	+90.8
Natural Gas	+84.2
Potash	-18.9
Equalization	-189.4
Other Net Changes	+6.1
Total Change	-27.2
1st Quarter Forecast	6,200.8

2003-04 Financial Summary

	Budget Estimate	1st Quarter Forecast	Change from Budget
	(in Millions of Dollars)
Revenue	$6,228.0	$6,200.8	$(27.2)
Operating Expenditure	5,970.6	5,992.6	22.0
Operating Surplus	257.4	208.2	(49.2)
Interest Costs	650.0	650.0	0.0
Balance before FSF Transfer	(392.6)	(441.8)	(49.2)
FSF Transfer	392.7	441.9	49.2
Surplus	$0.1	$0.1	$0.0

Operating spending is forecast to be $5,992.6 million, up $22.0 million from Budget.

Operating Spending Reconciliation (in millions of dollars)
Budget Estimate	5,970.6

Environment	+21.8
Chief Electoral Officer	+0.2
Total Change	+22.0

1st Quarter Forecast	5,992.6

Interest costs are forecast to be $650 million, unchanged from Budget.

The Fiscal Stabilization Fund balance is forecast to be $135.1 million at the end of 2003-04. This forecast reflects the $577.0 million FSF balance at the end of 2002-03 being reduced by the 2003-04 Budget drawdown of $392.7 million and the 1st Quarter increase of $49.2 million.

Government debt is forecast to be $8,281.4 million, down $114.3 million from Budget.

Revenue
UPDATE

To the end of the first quarter, provincial revenue is forecast to be down $27.2 million from the Budget estimate.

Revenue Reconciliation (in millions of dollars)
Budget Estimate	6,228.0

Own-Source Revenue Changes
Oil	+90.8
Natural Gas	+84.2
Potash	-18.9
Other	+15.3
Total Own-Source Change	+171.4

Federal Transfer Changes
Equalization	-189.4
Other	-9.2
Total Federal Transfer Change	-198.6

Total Change	-27.2

1st Quarter Forecast	6,200.8

Own-source revenue is forecast to be up $171.4 million from Budget, primarily reflecting increased non-renewable resource revenue.

Oil revenue is forecast to be $580.9 million

  an increase of $90.8 million from Budget
  primarily reflecting higher prices (average fiscal year WTI price in US dollars per barrel is currently forecast at $25.54, versus the Budget estimate of $24.00), combined with a smaller light-heavy differential and higher bonus bid revenue (from the Budget estimate of $85.0 million to the current projection of $129.6 million). The revenue increase is partially offset by a higher exchange rate assumption (from the Budget estimate of $0.685 US/CDN to the current forecast of $0.724 US/CDN).

Natural gas revenue is forecast to be $203.3 million – an increase of $84.2 million from Budget – primarily reflecting higher prices (average fiscal year price per gigajoule is currently forecast at $5.34, versus the Budget estimate of $3.95) and higher drilling and production forecasts.

Potash revenue is forecast to be $147.0 million – a decrease of $18.9 million from Budget – primarily due to the appreciation of the Canadian dollar and increased costs of production.

Transfers from the federal government are forecast to be down $198.6 million, primarily reflecting lower Equalization payments.

Equalization is forecast to be a repayment of $17.1 million, a decrease of $189.4 million from Budget.

  As a result of the increased non-renewable resource revenue forecast, Equalization payments are forecast to decline by $114.4 million.
  As a result of expected census adjustments, Equalization payments are forecast to decline by $75.0 million. Further adjustments, if necessary, will be made to the forecast following the expected release of revised population data in the fall.

Expenditure
UPDATE

At the first quarter, provincial expenditure is projected to be up $22.0 million from the 2003-04 Budget.

The increase reflects the following two changes.

  Environment is forecast to be $21.8 million above Budget due to increased forest fire management costs.
  The Chief Electoral Officer is forecast to be $0.2 million above Budget due to the Carrot River Valley by-election held on June 26, 2003.

Interest on the public debt is forecast to be $650 million, unchanged from the 2003-04 Budget estimate.

Debt
UPDATE

The debt of the General Revenue Fund consists of:

  Gross Debt - the amount of money owed to lenders; plus,
  Guaranteed Debt – the debt of the Crown Corporations and others that the province has promised to repay if they are unable to do so; less;
  Sinking Funds – the amount of money which has been set aside for the repayment of debt.

The Province borrows for government and Crown corporations. Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives, which provide revenue streams to service the debt.

At the end of the first quarter of 2003-04, total debt is forecast to be $11.9 billion – a decrease of $165.6 million from the 2003-04 Budget estimate.

At the end of the first quarter, government debt is forecast to be $8.3 billion – a decrease of $114.3 million from Budget. The decrease primarily reflects a drawdown of cash balances.

Government Debt Reconciliation (in millions of dollars)
Budget Estimate	8,395.7

Fiscal Stabilization Fund	+49.2
Guaranteed Debt	+16.3
Drawdown of Cash Balances	-177.4
Other Changes	-2.4
Total Change	-114.3

1st Quarter Forecast	8,281.4

Crown corporation debt is forecast to be $3.7 billion – a decrease of $51.3 million from Budget.

2003-04 First Quarter Financial Report Province of Saskatchewan General Revenue Fund Satement of Revenue
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(in Thousands of Dollars)
Taxes
Corporation Capital	$363,300	$363,300	$0
Corporation Income	340,900	340,900	0
Fuel	350,400	353,200	2,800
Individual Income	1,275,100	1,275,100	0
Sales	851,700	851,700	0
Tobacco	167,100	168,300	1,200
Other	73,600	77,100	3,500
Taxes	$3,422,100	$3,429,600	$7,500
Non-Renewable Resources
Natural Gas	$119,100	$203,300	$84,200
Oil	490,100	580,900	90,800
Potash	165,900	147,000	(18,900)
Other	41,700	41,700	0
Non-Renewable Resources	$816,800	$972,900	$156,100
Transfers from Crown Entities
Crown Investments Corporation of Saskatchewan	$200,000	$200,000	$0
Saskatchewan Liquor and Gaming Authority	346,000	346,000	0
Other Enterprises and Funds	54,200	62,100	7,900
Transfers from Crown Entities	$600,200	$608,100	$7,900
Other Revenue
Fines, Forfeits and Penalties	$12,900	$12,400	(500)
Interest, Premium, Discount and Exchange	49,700	49,700	0
Motor Vehicle Fees	122,200	122,200	0
Other Licences and Permits	42,200	42,600	400
Sales, Services and Service Fees	77,500	77,500	0
Transfers from Other Governments	14,700	14,700	0
Other	15,000	15,000	0
Other Revenue	$334,200	$334,100	$(100)
Own-Source Revenue	$5,173,300	$5,344,700	$171,400
Transfers from the Government of Canada
Canada Health and Social Transfer	$687,800	$677,800	$(10,000)
Equalization Payments	172,300	(17,100)	(189,400)
Other	194,600	195,400	800
Transfers from the Government of Canada	$1,054,700	$856,100	$(198,600)
Revenue	$6,228,000	$6,200,800	$(27,200)
2003-04 First Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Expenditure
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(in Thousands of Dollars)
Executive Branch of Government
Agriculture, Food and Rural Revitalization	$251,818	$251,818	$0
Centenary Fund	29,000	29,000	0
Community Resources and Employment	605,963	605,963	0
Corrections and Public Safety	118,550	118,550	0
Culture, Youth and Recreation	43,698	43,698	0
Environment	139,743	161,543	21,800
Executive Council	7,409	7,409	0
Finance	39,489	39,489	0
- Public Service Pensions and Benefits	200,174	200,174	0
Government Relations and Aboriginal Affairs	190,346	190,346	0
Health	2,526,794	2,526,794	0
Highways and Transportation	296,192	296,192	0
Industry and Resources	77,541	77,541	0
Information Technology Office	5,365	5,365	0
Justice	190,947	190,947	0
Labour	14,246	14,246	0
Learning	1,057,155	1,057,155	0
- Teachers' Pensions and Benefits	108,261	108,261	0
Northern Affairs	5,519	5,519	0
Public Service Commission	8,554	8,554	0
Sask. Property Management Corporation	17,608	17,608	0
Saskatchewan Research Council	7,964	7,964	0

Legislative Branch of Government
Chief Electoral Officer	$811	$1,021	$210
Conflict of Interest Commissioner	122	122	0
Information and Privacy Commissioner	306	306	0
Legislative Assembly	18,465	18,465	0
Ombudsman and Children’s Advocate	2,771	2,771	0
Provincial Auditor	5,755	5,755	0

Operating Expenditure	$5,970,566	$5,992,576	$22,010
Interest on the Public Debt	650,000	650,000	0
Expenditure	$6,620,566	$6,642,576	$22,010
2003-04 First Quarter Rinancial Report Province of Saskatchewan General Revenue Fund Statement of Debt As at March 31
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(in Thousands of Dollars)
Gross Debt
Crown Corporation Debt
Agricultural Credit Corporation of Saskatchewan	$12,000	$12,700	$700
Crown Investments Corporation of Saskatchewan	24,619	27,619	3,000
Education Infrastructure Financing Corporation	70,624	70,624	0
Information Services Corporation of Saskatchewan	67,606	66,906	(700)
Municipal Financing Corporation of Saskatchewan	13,398	14,391	993
Saskatchewan Crop Insurance Corporation	105,000	105,000	0
Saskatchewan Housing Corporation	75,955	87,004	11,049
Saskatchewan Opportunities Corporation	154,000	154,000	0
Saskatchewan Power Corporation	2,076,259	2,054,149	(22,110)
Saskatchewan Property Management Corporation	5,500	5,500	0
Saskatchewan Telecommunications Holding Corporation	542,101	453,601	(88,500)
Saskatchewan Water Corporation	66,752	61,152	(5,600)
Saskatchewan Watershed Authority	500	500	0
SaskEnergy Incorporated	720,286	770,386	50,100
Crown Corporation Debt	$3,934,600	$3,883,532	$(51,068)
Government Debt	9,039,315	8,909,253	(130,062)
Gross Debt	$12,973,915	$12,792,785	$(181,130)

Guaranteed Debt
Crown Corporations	$6,675	$6,347	$(328)
Other	116,873	133,216	16,343
Guaranteed Debt	$123,548	$139,563	$16,015

Less: Equity in Sinking Funds
Crown Corporations	$222,047	$221,925	$(122)
Government	760,511	761,088	577
Equity in Sinking Funds	$982,558	$983,013	$455

Total Debt	$12,114,905	$11,949,335	$(165,570)

Crown Corporation Debt	$3,719,228	$3,667,954	$(51,274)
Government Debt	8,395,677	8,281,381	(114,296)
Total Debt	$12,114,905	$11,949,335	$(165,570)

Appendix 1
      ACCOUNTING FOR
     CAPITAL ASSETS

Since 1992, the Government has taken steps to adopt new accounting standards and improve its financial accountability to the public. These steps have included:

  publishing summary financial statements which present a comprehensive accounting of the administration of public financial affairs and resources;
  adopting accrual accounting to improve financial reporting and decision making and to bring the Government in line with accounting principles used by the private sector;
  amending legislation to require departments and agencies to improve the timeliness of annual financial and program information tabled for public scrutiny;
  introducing interim public reporting on the Government’s financial position through release of quarterly and mid-year reports; and, committing to the inclusion of a Summary Financial Plan with the Government's 2004-05 Budget.

In October 2002, the standard setter for government accounting, the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants, approved new standards that represent a major change in how governments should account for government-owned capital assets. The new standards were formally issued in January 2003 and PSAB is recommending that governments adopt these new standards by 2005-06.

CURRENT PRACTICE

The Government currently expenses all capital assets when they are acquired. The full cost to build a highway, for example, is reported as an expense in the year the highway is built, even though the highway may serve the public for a lot longer. This means the full cost of capital assets are reported on the Government’s operating statement and immediately affect the Government’s bottom line.

This approach to the treatment of capital assets is consistent with the ‘net debt model’ that historically has been considered the most appropriate reporting model for governments. Under this model, net debt is reported on a government’s statement of financial position as the difference between a government’s financial assets and financial liabilities. Net debt measures the extent to which future revenues are required to pay for past transactions and events. In other words, net debt is a running year after year total that shows whether a government has met its expenditures by raising revenues or incurring liabilities. Saskatchewan has used this model since 1957 and until recently, this has been the approach recommended by PSAB. (See table – PSAB’s previous standard)

NEW ACCOUNTING STANDARDS

In October 2002, PSAB recommended governments adopt a ‘private sector model’ or ‘full accrual model’ when it comes to reporting capital assets. Under the new standards, the full cost to build a highway, for example, is initially reported on a government’s statement of financial position as an asset because it has long lasting service potential to the public. Over time, as the highway is used, the government reports a ‘usage’ or ‘depreciation’ expense on its operating statement. This means that the full cost of capital assets affects a government’s bottom line over time as assets are used. (See table — PSAB’s new standard)

RATIONALE FOR THE CHANGE

PSAB’s rationale for the change is as follows:

  Showing capital assets on a government’s statement of financial position provides a better measure of the financial condition of a government and the resources available to it. It’s a better measure because it shows that a government has assets that still have ‘value’ or ‘unexpired service potential’.
  Including capital assets and amortization in the Province’s financial statements will contribute to a focus on effective long-term capital and maintenance plans.
  Including an annual ‘usage’ or ‘depreciation’ expense on a government’s operating statement will present a truer picture of the cost of government programs.
  Government capital assets will be reported on a basis that is more comparable with the private sector.
  Net debt, the difference between a government’s financial assets and financial liabilities, will continue to be reported.

THIRD PARTY CAPITAL

PSAB has not changed its standard for the treatment of capital grants, commonly referred to as Third Party Capital, that are used by third parties to purchase capital assets. This means that the cost to the Government of public use assets, such as those owned by municipalities, would not be spread out over the period of years the asset is used. PSAB requires that governments expense these grants when the third party is awarded the funding.

OUR IMPLEMENTATION PLAN

The Government intends to adopt PSAB’s new standards for accounting for capital assets effective April 1, 2004, one year in advance of PSAB’s deadline. The reason that the Government has chosen this date to adopt PSAB’s new standards relates to provisions in The Balanced Budget Act. This Act requires the Government to prepare a four-year financial plan and to report over the four fiscal years covered by that financial plan using accounting policies that are consistent from year to year. The introduction of PSAB’s new standards in 2004-05 means implementation will coincide with the preparation of the Government’s next four-year financial plan.

This time frame also means the Government will have sufficient time to assess the financial and management implications of the change and properly incorporate the results into its annual budget cycle.

OTHER JURISDICTIONS

At March 31, 2002, six jurisdictions were using capital asset accounting similar to the “full accrual” model. All other jurisdictions intend to implement the full accrual model in advance of or by PSAB’s 2005-06 deadline.

Jurisdiction	Adoption of Full Accrual Model	Jurisdiction	Adoption of Full Accrual Model
British Columbia	2001-02*	Nova Scotia	1999-00*
Alberta	2003-04	Prince Edward Island	2003-04
Saskatchewan	2004-05	Newfoundland and Labrador	2003-04
Manitoba	1999-00*	Canada	2002-03
Ontario	2002-03	Yukon	2005-06
Quebec	1997-98*	Northwest Territories	2000-01*
New Brunswick	2004-05	Nunavut	2001-02*

*Adopted prior to PSAB’s October 2002 approval

CONCLUSION

PSAB’s new accounting principles represent a major change in how governments report government-owned capital assets. Implementation by the Province of Saskatchewan of the new standards maintains the Government’s commitment to improving financial accountability to the public.

	General Revenue Fund Condensed Financial Statements March 31, 2003
	Public Sector Accounting Board’s Previous Standard (Net Debt Model)		Public Sector Accounting Board’s New Standard (Full Accrual Model)
	(In Millions of Dollars)
Statement of Financial Position
Add:
Capital assets	$	n/a	$1,421
All other assets		6,112	6,112
Deduct:
Debt		(11,448)	(11,448)
All other liabilities		(1,673)	(1,673)
Accumulated Deficit		$(7,009)	$(5,588)

Statement of Operations
Add:
Revenue		$6,457	$6,457
Deduct:
Capital asset purchases		(152)	n/a
Amortization		n/a	(97)
All other expenses		(6,304)	(6,304)
Net Surplus		$1	$56

Statement of Net Debt
Net debt, beginning of year			$(7,010)
Add:
Net Surplus			56
Amortization		Not	97
Deduct:		Required
Capital asset purchases			(152)
Net Debt, end of year			$(7,009)

Notes:

  Under the Public Sector Accounting Board’s previous standard, the Statement of Financial Position reported an accumulated deficit amount that was equal to net debt and no separate Statement of Net Debt was required.
  Under the Public Sector Accounting Board’s new standard, the Statement of Financial Position recognizes the value of capital assets that have unused service potential and the reported accumulated deficit amount does not equal net debt. To show net debt, which measures the extent to which future years’ revenues are required to pay for past transactions and events, a separate Statement of Net Debt is prepared.
  Under both models, net debt is the same.

Appendix 2
    THE 2001 CENSUS
    IMPLICATIONS FOR FEDERAL TRANSFERS

Estimates of population are an important component in determining federal transfers to provinces and territories.

Statistics Canada’s current population estimates will be revised this fall based on the results of the 2001 Census.

Official federal estimates of federal transfers – Equalization and the Canada Health and Social Transfer (CHST) – will also be revised in the fall and will incorporate the adjusted population estimates.

Preliminary indications are that the revised population estimates will result in reduced federal transfer payments to Saskatchewan. Other provinces could also face potentially significant negative shocks. Without intervention by the federal government, some provinces could be facing unexpected and significant negative fiscal adjustments while the federal government could see an unexpected and significant windfall.

2001 CENSUS

On May 15, 2001, Statistics Canada conducted the Census of Population to develop a statistical portrait of Canada and its people. The Census provides the population and dwelling counts not only for Canada as a whole, but also for each province and territory, and for smaller geographic units such as cities or districts within cities.

  The Census count reflects the number of persons enumerated at their place of residence on Census day. The 2001 Census count was released in March 2002.
  A population adjustment is subsequently made to account for components such as births, deaths, migration and the net undercount (net undercount is a statistical measure of those missed on Census day less those counted more than once). Statistics Canada has not released the final population adjustments.
  The population estimate is the resulting combination of the Census count and the population adjustment and represents Statistics Canada’s official estimate of actual population. Revised population estimates will be released this fall.

IMPACT OF THE 2001 CENSUS ON FEDERAL TRANSFERS

Both Equalization and CHST entitlements for all open years (i.e., years that have not yet been finalized – from 2000-01 to 2003-04) will be affected when the revised population estimates are incorporated into the programs. Federal estimates of the Census impacts on transfers will be released this fall.

  The Equalization program compares the per capita fiscal capacity (i.e., ability to raise revenues) of each province to a standard. Provinces that have a per capita fiscal capacity below the standard are entitled to receive Equalization payments. Changes in the population of both a province and the five provinces that make up the standard (British Columbia, Saskatchewan, Manitoba, Quebec and Ontario) have a significant impact on the calculation of entitlements.

  The CHST is a much simpler program in that the federal government sets total cash transfers. Distribution among the provinces depends on two variables – population and the value of historical tax point transfers. CHST entitlements are affected by changes in population, but to a much smaller degree than the Equalization program given the simple per capita allocation of the CHST.

The exact impact on federal transfers to provinces and territories is uncertain since Statistics Canada has not finalized the Census adjustments. Therefore, revised population estimates are not available.

Given the information that is currently available (i.e., the 2001 Census count and the 1996 population adjustment), Saskatchewan’s population could be revised downward by about 9,000 people from the current July 1, 2001 population estimate of 1,017,087. A key element in determining the actual revision will be the finalization of census adjustments by Statistics Canada this fall.

A downward revision of this magnitude would result in a decline in Equalization transfers in the order of $50 million per year (roughly $5,500 per person). Saskatchewan should be protected by the Equalization floor provision in 2000-01 (the floor limits a province’s year-over-year decline in entitlements). Therefore, the total decline in Equalization transfers would be in the order of $150 million over the remaining three years – 2001-02, 2002-03 and 2003-04 – if Statistics Canada’s estimate of Saskatchewan’s population is reduced by 9,000 people.

A lower population estimate would also negatively affect CHST payments by about $5 million per year, or $20 million over the four years that will be affected, based on the information that is currently available.

The 2003-04 First Quarter Report incorporates half of these estimated declines in federal transfers. This change recognizes that:

  a great deal of uncertainty exists with the final Census data and associated revisions of population estimates;
  the exact impact on transfers is unknown until the federal estimates are revised this fall; and, the federal government’s response to addressing the significant and unexpected financial shocks that provinces may be facing as a result of the population revisions is uncertain.

PROVINCIAL POSITIONS

Provinces are very concerned with the effects of 2001 Census adjustments.

At the 2003 Annual Premiers’ Conference in Nova Scotia, Premiers called on the federal government “to provide census forgiveness and fair and meaningful relief to provinces and territories that face dramatic data shocks that negatively affect their fiscal arrangements with the Federal Government.”

Saskatchewan will continue to highlight the importance of a successful outcome to this issue with the federal government throughout the summer and fall.

2003-04 FIRST QUARTER UPDATE

Equalization

For 2003-04, Equalization is projected to be $-17.1 million, a decline of $189.4 million from the original Budget Estimate.

Equalization Receipts ($million)
2003-04 Budget Estimate	2003-04 First Quarter Update	Change
$172.3 million	$-17.1 million	$-189.4 million

The decrease is due to higher non-renewable resource revenues and a preliminary adjustment in respect of the 2001 Census.

  Higher non-renewable resource revenues of $156.1 million are expected to result in a decline in Equalization of about $114.4 million.
  Revised and lower population estimates resulting from the 2001 Census are expected to reduce transfers to Saskatchewan in 2003-04. Given the uncertainty in the exact impact on transfers and the federal response, 2003-04 Equalization receipts have been reduced by $75 million.

The negative revenue projection means that in 2003-04, on a net basis (i.e., current-year entitlements plus prior-year adjustments), Saskatchewan is expected to repay money to the federal government in respect of sums received in previous years.

CHST

For 2003-04, CHST is projected to be $677.8 million, a decline of $10.0 million from the original Budget Estimate.

CHST Receipts ($million)
CHST Receipts ($million)
2003-04 Budget Estimate	2003-04 First Quarter Update	Change
$687.8 million	$677.8 million	$-10.0 million

Revised and lower population estimates resulting from the 2001 Census are expected to reduce transfers to Saskatchewan in 2003-04. For the same reasons noted above, 2003-04 CHST receipts have been reduced by $10 million.